UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )

Arcutis Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

03969K 108

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969K 108	13D	Page 2 of 7 Pages

1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 3,609,796 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 3,609,796 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,609,796 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person PN

CUSIP No. 03969K 108	13D	Page 3 of 7 Pages

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 369,496 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 369,496 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 369,496 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person PN

CUSIP No. 03969K 108	13D	Page 4 of 7 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Arcutis Biotherapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 2945 Townsgate Road, Suite 110, Westlake Village, California 91361.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by Bain Capital Life Sciences Fund, L.P., a Cayman exempted limited partnership (“BCLS”), and BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIPLS” and, together with BCLS, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), whose managers are Jeffrey Schwartz and Adam Koppel, is the general partner of Bain Capital Life Sciences Partners, LP, a Cayman exempted limited partnership (“BCLSP”), which is the general partner of BCLS.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

As a result, each of BCLSI, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 7, 2020, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b)	The principal business address of each of the Reporting Persons, BCLSI, BCLSP, Boylston, Mr. Schwartz and Dr. Koppel is 200 Clarendon Street, Boston, MA 02116.

(c)	Each of the Reporting Persons, BCLSI, BCLSP and Boylston are principally engaged in the business of investment in securities. Mr. Schwartz and Dr. Koppel are Managing Directors of BCLSI.

(d)

During the last five years, none of the Reporting Persons, BCLSI, BCLSP, Boylston, Mr. Schwartz and Dr. Koppel have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, BCLSI, BCLSP, Boylston, Mr. Schwartz and Dr. Koppel have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

BCLS and BCLSP are organized under the laws of the Cayman Islands. BCIPLS, BCLSI and Boylston are organized under the laws of the State of Delaware. Mr. Schwartz and Dr. Koppel are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On February 4, 2020, BCLS and BCIPLS purchased 266,807 and 27,310 shares of Common Stock, respectively, from the underwriters in the Issuer’s initial public offering at a price of $17.00 per share for a total purchase price of $4,535,719 and $464,270, respectively.

Prior to the Issuer’s initial public offering, BCLS and BCIPLS held 2,563,231 and 262,371 shares of the Issuer’s Series B convertible preferred stock, respectively, and 779,758 and 79,815 shares of the Issuer’s Series C convertible preferred stock, respectively. Immediately prior to the closing of the Issuer’s initial public offering, all shares of the Issuer’s Series B convertible preferred stock and Series C convertible preferred stock automatically converted into Common Stock on a 1-for-1 basis. As a result, following the conversion, but before giving effect to the purchase of shares of Common Stock in the Issuer’s initial public offering, BCLS and BCIPLS held 3,342,989 and 342,186 shares of Common Stock, respectively.

The Reporting Persons used their own working capital to acquire all of the foregoing equity securities of the Issuer.

CUSIP No. 03969K 108	13D	Page 5 of 7 Pages

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Board Representation

Dr. Ricky Sun, a Partner of BCLSI, is a member of the board of directors of the Issuer (the “Board”).

Investors’ Rights Agreement

The Reporting Persons are party to an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”), dated October 8, 2019, with the Issuer and certain other stockholders of the Issuer (collectively, the “Investors”).

Demand registration rights

Beginning 180 days after the effective date of the registration statement related to the Issuer’s initial public offering, the Issuer will be required, upon the request of Investors holding at least 10% of the securities eligible for registration then outstanding, to file a Form S-1 registration statement and use commercially reasonable efforts to effect the registration of such securities (if the anticipated aggregate offering price of the offering, net of selling expenses, would exceed $10 million). The Issuer is required to effect only two registrations pursuant to this provision of the Investors’ Rights Agreement. The right to have such securities registered on Form S-1 is further subject to other specified conditions and limitations.

Form S-3 registration rights

Pursuant to the Investors’ Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the request of Investors holding at least 10% of the securities eligible for registration then outstanding to file a Form S-3 with respect to securities eligible for registration then outstanding having an anticipated aggregate offering price, net of selling expenses, of at least $1 million, the Issuer will be required to use commercially reasonable efforts to effect a registration of such securities. The Issuer is required to effect only two registrations in any twelve month period pursuant to this provision of the Investors’ Rights Agreement. The right to have such securities registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback registration rights

Pursuant to the Investors’ Rights Agreement, if the Issuer registers any of its securities either for its own account or for the account of other security holders, the Investors holding securities eligible for registration then outstanding are entitled to include such securities in the registration. The right to have such securities included in any registration is subject to other specified conditions and limitations.

Fees; Indemnification

Pursuant to the Investors’ Rights Agreement, the Issuer will be responsible, subject to certain exceptions, for the expenses of any registration of securities pursuant to the agreement, other than underwriting discounts, selling commissions and stock transfer taxes.

The Investors’ Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in a registration statement attributable to the Issuer, and such holders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of registration rights

The demand registration rights, Form S-3 registration rights and piggyback registration rights granted under the Investors’ Rights Agreement will terminate, with respect to each Investor, on the earliest to occur of (a) the closing of a deemed liquidation event, as defined in the Issuer’s restated certificate of incorporation, (b) at such time that all of the Investor’s securities then eligible for registration can be sold without limitation in any three-month period without registration in compliance with Rule 144 or a similar exemption under the Securities Act of 1933, as amended (the “Securities Act”), and (c) seven years following the completion of the Issuer’s initial public offering.

CUSIP No. 03969K 108	13D	Page 6 of 7 Pages

Lock-up Agreement

In connection with the Issuer’s initial public offering, the Reporting Persons and Dr. Sun each entered into a lock-up agreement (the “Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the Lock-up Agreement, the Reporting Persons and Dr. Sun agreed not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 180 days after the date of the prospectus relating to the Issuer’s initial public offering without the prior consent of the representatives, subject to certain exceptions.

The foregoing summaries of the Investors’ Rights Agreement and Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Investors’ Rights Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the Issuer’s board of directors on operational, financial and strategic initiatives. The Reporting Persons review, and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer.

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(c)

As of the date hereof, BCLS held 3,609,796 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock, and BCIPLS held 369,496 shares of Common Stock, representing approximately 1.0% of the outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 3,979,292 shares of Common Stock, representing approximately 10.5% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 38,033,156 shares of Common Stock outstanding, as reported by the Issuer in the prospectus relating to its initial public offering (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on January 31, 2020.

(d)

Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Amended and Restated Investors’ Rights Agreement among the Issuer and certain of its stockholders, dated October 8, 2019 (incorporated by reference from Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-235806))

Exhibit C	Form of Lock-up Agreement (incorporated by reference from Annex I of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-235806))

CUSIP No. 03969K 108	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

Bain Capital Life Sciences Fund, L.P.

By: Bain Capital Life Sciences Partners, LP, its general partner

By: Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Managing Director

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Authorized Signatory